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Exhibit 99.2
Summary of the Shareholders' Agreement
This document contains a summary of the Shareholders' Agreement (the "Shareholders’ Agreement") that Sociedad Química y Minera de Chile S.A. ("SQM") and National Copper Corporation of Chile ("Codelco") have agreed to in the framework of their partnership for the joint exploitation of lithium and other products in the Salar de Atacama (the "Joint Venture").
This document is a summary of the Shareholders' Agreement, a redacted Spanish language version of which is available on the SQM website. Capitalized terms that are not defined in this document or in the press release of which this summary is a part, will be defined in accordance with the terms of the Shareholders' Agreement.

Subject (section)	Summary
1. Joint Venture Partnership Agreement
The Joint Venture will be a joint stock company resulting from the merger by incorporation of Minera Tarar SpA into SQM Salar S.A., governed by its bylaws, the Code of Commerce and the Shareholders' Agreement to be signed by the parties.
Any of the shareholders may request, as from the date on which all preferences of the series of shares terminate in full, that the Joint Venture be transformed into a corporation, which without being an open corporation, incorporates in its bylaws rules equivalent to those of an open corporation, and provides its shareholders with information equivalent to that which open corporations are required to provide to their shareholders, to the Chilean Financial Market Commission and to the general public from time to time.

2. Business Section 4.1
Joint Venture between Codelco and SQM in order to carry out the extractive and productive activities aimed at producing the Business Products and their subsequent commercialization (directly or through its subsidiaries or representative offices), which are derived from the exploration and exploitation of the Properties.

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3. Stocks and Series Section 1.4.2
During the First Period (2025-2030):
The capital of the Joint Venture will be divided into 100,000,004 shares, distributed in five series of shares: 50,000,001 Series A Shares, 49,999,999 Series B Shares, 2 Series C Shares, 1 Series D Share and 1 Series E Share.
Codelco will own all of the 50,000,001 Series A Shares and 2 Series C Shares.
SQM will own all of the 49,999,999 Series B Shares, the Series D Share and the Series E Share.
The Series A Shares and Series B Shares will have distinct voting rights until December 31, 2030, when each share, whether Series A or Series B, will have one vote. The economic rights of the Series A Shares and Series B Shares will last until the distribution of the dividend corresponding to the 2030 fiscal year, during 2031. After that date, the Series A Shares and Series B Shares will become common shares on a 1:1 ratio.
Series C, Series D and Series E Shares have no voting rights except with respect to modifications or cancellations of their preference and are cancelled at the end of the cause that originated their preference. Shares of these series are not transferable.
Series C and Series D Shares are created solely for the purpose of distributing the benefits associated with the recovery of specific tax on mining activity (IEAM); Series E, on the other hand, is created solely for the purpose of contributing the Sichuan Plant or the price received for its sale, and the reimbursement of taxes payable as a consequence of such contribution or sale. The respective shares will be cancelled without further notice when the circumstances giving rise to each of these series cease to exist.

4. Joint Venture Management Section 4.1 Section 4.2.12 Section 4.3.4 Section 4.5
The Joint Venture shall at all times be managed in accordance with the general principle that it constitutes an economically and administratively independent entity, separate and distinct from each of its Shareholders, with its own corporate interest, which shall never be subordinated to the interest of any one or more of its Shareholders considered individually, and that there shall be a fully autonomous management of the Joint Venture.
For purposes of the management of the Joint Venture, the Shareholders' Agreement provides that certain matters are matters of policy and must be agreed upon by the parties or unanimously by the shareholders or directors ("Matters Subject to Policy").

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5. First Period Board of Directors (2025-2030) Section 4.2.1.1 Section 4.2.2.1 Section 4.2.3.1
Composed of 6 members, 3 of which will be appointed by Codelco and the remaining 3 will be appointed by SQM.
The Chairman shall be elected from among the directors elected by Codelco and the Vice Chairman shall be elected from among the directors elected by SQM. None of them shall have a tie-breaking vote.
In the event of a tie in matters submitted to the decision of the Board of Directors that are not Reserved Matters of the Board of Directors, the majority of votes of the directors elected by SQM present at the meeting will determine the matter.

6. Second Period Board of Directors (2031-2060) Section 4.2.1.2 Section 4.2.2.2.2 Section 4.2.3.2
Composed of 7 members elected according to the general shareholder voting rules.
The Chairman shall be appointed by Codelco and the Vice Chairman shall be appointed by SQM. None of them shall have a tie-breaking vote.
Decisions shall be adopted by the affirmative vote of a majority of the directors entitled to vote, except for Reserved Matters of the Board of Directors, which shall require the approval of at least 5 directors entitled to vote.

7. Reserved Matters of the Board of Directors Section 4.2.12	Incorporation of subsidiaries and disposal of shares of subsidiaries of the Joint Venture;
1. Formation of subsidiaries and the disposal of subsidiary shares of the Joint Venture;

2. Partnerships with third parties;

3. Development of new businesses (whether or not included in the corporate purpose);

4. The cessation of the production of any of the Products of the Business sold by the Joint Venture at that time;

5. The granting of real or personal guarantees to secure obligations (a) of third parties when such obligations are not the subject of a shareholders' meeting, or (b) of the Joint Venture or its subsidiaries;

6. Execution of acts or execution of contracts free of charge;

7. Acquisition of fixed assets with an individual or annual value greater than the amount established in the Shareholders’ Agreement, except in the case of replacement of plant and equipment to be replaced and contemplated in the budget;

8. Disposal of assets included in the fixed assets with an individual or annual value greater than the amount established in the Shareholders’ Agreement, except in the case of sales of obsolete assets or assets that the Joint Venture no longer uses and that are contemplated in the budget;

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9. Execution of acts or execution, modification or early termination of contracts that imply payments to or by the Joint Venture for amounts greater, annually or during the life of the contract, than those established in the Shareholders’ Agreement or contracts with a term greater than that established in the Shareholders’ Agreement and that cannot be terminated early by the Joint Venture without penalty with an advance notice of no more than three months, except for contracts under market conditions and subject to maximum terms or volumes;

10. The approval of the request for liquidation or reorganization of the Joint Venture or of any of its subsidiaries;

11. The issuance of shares and the approval of the minimum placement price of the shares representing a capital increase of the Joint Venture or its subsidiaries, including for workers' compensation plans;

12. The filing of claims against third parties or the acceptance of claims filed against the Joint Venture or its subsidiaries, as well as transactions in respect of disputes, judicial or extrajudicial, in each case when the dispute is for undetermined amounts or equal to or greater than the amount agreed upon by the parties in the Shareholders’ Agreement;

13. Any action that has the effect or purpose of obtaining, modifying or terminating the authorizations granted by Chilean Nuclear Energy Commission (“CCHEN”) to the Joint Venture;

14. Matters relating to technical definitions with respect to the Salar Futuro Project that have some degree of relevance according to criteria to be defined in the agreement;

15. The approval of acts or contracts with companies controlled by the State of Chile for relevant amounts or terms to be agreed upon in the Shareholders’ Agreement;

16. The execution, modification or early termination of the CORFO-SQM Contracts or CORFO-Tarar Contracts, as well as the waiver of any right or the exercise of any option set forth therein;

17. The approval of customary transaction policies, or other general exceptions to the approval procedures for related party transactions; and

18. The granting of powers of attorney to enter into any of the acts or contracts listed above.

8. Liability of the parties for the acts of their directors Section 4.2.9
In the event that any of the directors elected by a party fails to comply with the rules of the Shareholders’ Agreement, the shareholder who appointed them shall be deemed to have failed to comply with their obligations under the Shareholders’ Agreement, without prejudice to the shareholder's obligation to replace such director as soon as possible.

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9. Decisions of shareholders' meetings during the First Period Section 4.3.1
Except for those matters in which the law requires, or the shareholders have agreed, a supermajority, decisions shall be adopted with the affirmative vote of shares representing an absolute majority of the voting shares of the Joint Venture.
For the calculation of quorums and majorities during the First Period, the special rules of the Shareholders’ Agreement shall be followed, under which Series B has a majority of the votes in the Joint Venture.

10. Decisions of shareholders' meetings during the Second Period Section 4.3.1
Except for those matters in which the law requires, or the shareholders have agreed, a supermajority, decisions shall be adopted with the affirmative vote of the majority of the voting shares of the Joint Venture.

11. Reserved Matters of shareholders' meetings Section 4.3.4
They shall require the approval of two-thirds of the voting shares of the Joint Venture.
1.Amendments to the bylaws of the Joint Venture or its subsidiaries;
2.Issuance of securities convertible into shares of the Joint Venture or its subsidiaries;
3.The approval of non-cash contributions (except for the one established to pay the Series E Share) and the payment of non-cash dividends or distributions;
4.The acquisition of own shares issued by the Joint Venture or any of its subsidiaries; and
5.Matters listed in Article 67 of the Corporations Law with respect to the Joint Venture or any of its subsidiaries.

12. Disagreement in the Board of Directors Section 4.4	The Shareholders’ Agreement defines what is meant by "Disagreement" in the Board and the mechanism for resolving it.
13. Management Section 4.2.7 Section 4.6
1.First Period: SQM directors will appoint the Chief Executive Officer and Codelco directors will appoint the Chief Financial Officer.
2.Second Period: The Chief Executive Officer and the Chief Financial Officer shall be appointed by a majority vote of the Board of Directors.
3.Compliance Manager: appointed at the recommendation of the Audit Committee.

14. Technical Committee Section 4.7	The Joint Venture will have a Salar Futuro Technical Committee, with 2 members nominated by the directors elected by Codelco and 2 members nominated by the directors elected by SQM.

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15. Audit Committee Section 4.6
The Joint Venture will have an Audit Committee composed of 3 directors that will perform the functions referred to in Article 50 bis of Law 18,046 and the corresponding functions in relation to the compliance programs of the parties.
The majority of the members of the Audit Committee will be directors appointed by the shareholder that does not consolidate the results of the Joint Venture.

16. Corporate governance of subsidiaries Section 4.11	The subsidiaries of the Joint Venture will have corporate governance consistent with the corporate governance of the Joint Venture.
17. Dividend policy Section 5.2 Section 5.3 Section 5.4 Section 5.5
The Joint Venture will have as its dividend policy during the First Period, the distribution of the total profit of the Company (adjusted as detailed in the Shareholders’ Agreement), according to the following rules:
(a) Codelco will receive an amount equal to the proportion of the adjusted financial profit of the lithium business equivalent to 33,500 MT of LCE, with respect to the total MT of LCE sold each year. This profit does not include the benefit of the fixed 6.8% mentioned in (b) below.
(b) SQM will receive an amount equal to the proportion of the adjusted financial profit of the lithium business not distributed to the Series A Shares, corresponding to the remainder of the MT of the current quota and the 165,000 MT of LCE of the additional quota, plus the benefit of the fixed 6.8% lease fee of a determined number of tons per year as established in the CORFO-SQM Agreements, plus the total financial profit of the non-lithium products business.
(c) In the event that the remaining 135,000 MT of LCE of the additional quota is partially or totally sold to third parties, the financial profits corresponding to such MT will be distributed to Series A and Series B Shares in proportion to the total number of shares.
(d) Additionally, and if applicable, an amount will be distributed against retained earnings or fiscal 2031 income to Series B Shares to recognize those tons produced attributable to its quota that are in foreign subsidiaries and have not been sold to third parties at the end of the First Period, subject to a maximum.
In the Second Period, a distribution policy of 100% of each year's profit will be established subject to (i) compliance with the Joint Venture's financial policy, and (ii) that the Joint Venture has paid in full to SQM the Account Payable to SQM referred to in the following paragraph.
The Joint Venture shall pay SQM the working capital adjustment referred to in the Joint Venture Agreement through a Series B dividend, payable in installments (the " Account Payable to SQM "), which will accrue interest at a rate to be agreed upon by the parties.

18. Financial and debt policy Section 5.1 Section 5.6	The Shareholder’ Agreement contemplates financial and borrowing policies for the Joint Venture.

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19. Transfers of shares Clause Sixth Clause Seven
The Shareholders’ Agreement permits transfers from one party to companies of the same corporate group. In addition, certain indirect transfers are not restricted.
The transfer of shares, other than those permitted, shall be governed by the following:
(i)    The parties may not initiate a sale process to third parties prior to the later of (a) January 1, 2034; and (b) the first anniversary of the estimated date of commencement of the Salar Futuro Project (as defined below).
(ii)     After such period, the party wishing to sell may do so for all or only part of the shares of the Joint Venture, subject to compliance with the ROFO and Tag Along (each as defined below), and only for packages representing 7.45% or more of the capital stock.
There will be the right of the parties to receive a preferential sale offer if one of them intends to sell its shares to third parties ("ROFO"), as well as the right to accompany the party interested in selling its shares in the sale ("Tag Along").
Shares may not be transferred without simultaneously transferring an equal percentage of shareholder loans granted by the transferor, ensuring consistency between the status of shareholder and holder of shareholder loans. The restrictions will also extend to certain indirect transfers.

The acquirer of Joint Venture shares must adhere to the Shareholders’ Agreement and inform the other party of its ownership structure.

There are also special rules for Series C, Series D and Series E Shares.

20. Access to information Section 4.10
The level of information that the Joint Venture provides to its shareholders (including information about its subsidiaries) shall be at least equivalent to the information that publicly traded corporations are required to provide to their shareholders, the Chilean Financial Market Commission and the general public from time to time.
It expressly provides that the directors be authorized to disclose information concerning the Joint Venture to the shareholder that appointed them.

21. Collaboration in the sale of shares Section 7.1.4	In all cases in which a party wishes to sell its shares, the other party and the Joint Venture shall cooperate with the party wishing to sell on the terms set forth in the Shareholders’ Agreement.
22. Put and Call for termination for a material breach Section 12.2
If the Shareholders’ Agreement is terminated due to a material breach by SQM, Codelco may purchase SQM's shares at fair value with a discount. Similarly, if the Shareholders’ Agreement is terminated due to a material breach by Codelco, SQM may sell its shares to Codelco at fair value with a premium.

23. Accounting consolidation Section 5.10	1.First Period: consolidation of the Joint Venture in SQM. 2.Second Period: consolidation of the Joint Venture in Codelco.

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24. Annual Budget and Cash Flow Projection. Section 5.9
In managing the business, the Chief Executive Officer shall adhere to an annual budget approved by the Board of Directors for the respective fiscal year. The Joint Venture must also have a "rolling" cash flow projection for the next 12 months and a business plan or equivalent strategic document.

25. Administration audit Section 4.8
The ordinary shareholders' meeting shall appoint an external auditing firm on an annual basis.
For this purpose, the Audit Committee shall make a non-binding recommendation to the Board of Directors. The Board of Directors shall make a non-binding recommendation to the shareholders' meeting.

26. Related party transactions Section 4.9
The standard and procedures applicable to publicly traded corporations will be followed.
Codelco shall not be deemed to be a related party to CCHEN, Corfo, the State of Chile and anybody forming part of the administration of the State, except in connection with the initiation, dismissal and settlement of disputes of the Joint Venture with any of the foregoing or with State enterprises with which it has contracts.

27. Compliance Clause Eleven
Each party must comply with Anti-Corruption Regulations and not make Prohibited Payments or Prohibited Transactions. Failure to comply with these obligations will result in consequences as set forth in the Agreement.

28. Resolution of Disputes. Section 17.2	Any dispute between the parties shall be submitted to arbitration. No appeal shall lie from the decisions of the arbitrage tribunal.

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29. Salar Futuro Project. Section 4.7
It is the intention of the parties to implement technological changes in the exploitation of lithium that will allow the return of lithium-free brines to the Salar de Atacama, where possible, and to move towards a water balance in the Salar de Atacama Basin. Such technological changes for a large-scale production, such as the one that exists with respect to the Properties, require the development of a project and all its stages of feasibility assessment, environmental impact study and obtaining the respective environmental and sectorial permits, all of which require a large amount of resources and time (the "Salar Futuro Project"). The Shareholders’ Agreement sets forth general parameters for the Salar Futuro Project.

30. Lithium Off-take Contract Section 5.11
Commencing on the later of (a) January 1, 2034 and (b) the first anniversary of the estimated date of commencement of the Salar Futuro Project, each Shareholder that owns more than 30% of the Joint Venture's equity may annually purchase from the Joint Venture up to a percentage of the lithium products sold by the Joint Venture equal to its equity interest in the Joint Venture at the market price, which is the average quarterly price of large volume customers.